Exhibit 12

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Our ratios of earnings to combined fixed charges and preferred dividends for the periods indicated are as follows:

	Pro Forma for the Year Ended December 31, 2004	Pro Forma for the Three Months Ended March 31, 2005	Historical Three Months Ended March 31, 2005	Historical for the Years Ended December 31,
				2000	2001	2002	2003	2004
	Company & Predecessor	Company	Company	Predecessor	Predecessor	Predecessor	Predecessor	Company & Predecessor
Net income	1,897	771	645	(2,475)	(3,924)	(1,140)	(717)	2,637
Minority interest	644	266	222	—	—	—	—	33
Interest expense	9,142	2,306	2,139	10,912	11,478	12,026	12,060	10,852

Earnings	11,683	3,343	3,006	8,437	7,554	10,886	11,343	13,522
Interest expense	9,142	2,306	2,139	10,912	11,478	12,026	12,060	10,852
Preferred dividends	6,094	1,523	—	—	—	—	—	—

Fixed Charges	15,236	3,829	2,139	10,912	11,478	12,026	12,060	10,852
Ratio of Earnings to Fixed Charges	1.28	1.45	1.41	0.77	0.66	0.91	0.94	1.25
Earnings Deficiency	—	—	—	(2,475)	(3,924)	(1,140)	(717)	—
Ratio of Earnings to Fixed Charges and Preferred Dividends	0.77	0.87	1.41	0.77	0.66	0.91	0.94	1.25
Earnings Deficiency	(3,553)	(486)	—	(2,475)	(3,924)	(1,140)	(717)	—

The ratio of earnings to combined fixed charges and preferred dividends were computed by dividing earnings by the aggregate of fixed charges and preferred dividends. For this purpose, earnings consist of income from continuing operations before minority interest, fixed charges (excluding interest capitalized), gain or loss from the sale of property, extraordinary items and preferred dividends. Fixed charges consist of interest expense (including interest costs capitalized) and preferred dividends.

*	Historical periods 2000 through 2004, there was no outstanding preferred stock, therefore there were no preferred dividends.